Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 7, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
03/07/2023	11,914	298.1062	3,551,637.30	—	—	—	—	11,914	298.1062	3,551,637.30
04/07/2023	8,000	297.3339	2,378,670.90	—	—	—	—	8,000	297.3339	2,378,670.90
05/07/2023	7,952	295.3482	2,348,608.90	8,961	320.5298	2,872,267.54	2,640,194.45	16,913	294.9686	4,988,803.35
06/07/2023	9,518	289.3599	2,754,127.60	13,327	313.3558	4,176,092.75	3,831,629.27	22,845	288.2800	6,585,756.87
Total	37,384	295.1275	11,033,044.70	22,288	316.2401	7,048,360.28	6,471,823.72	59,672	293.3515	17,504,868.42

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till July 6, 2023, the total invested consideration has been:
•Euro 11,033,044.70 for No. 37,384 common shares purchased on the EXM;
•USD 7,048,360.28 (Euro 6,471,823.72*) for No. 22,288 common shares purchased on the NYSE.

As of July 6, 2023, the Company held in treasury No. 12,664,907 common shares equal to 4.93% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until July 6, 2023, the Company has purchased a total of 1,691,320 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 376,678,606.83.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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